SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of December 31, 2012 together with Independent Auditors´ Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 TOGETHER WITH INDEPENDENT AUDITORS´ REPORT.

BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	1.879,430	2,515,857
Due from banks and correspondents	6,715,530	3,828,204

Argentine Central Bank (BCRA)	6,581,691	3,647,455
Other local	267	2,341
Foreign	133,572	178,408

	8,594,960	6,344,061

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	1,829,927	2,081,049
Holdings booked at amortized cost (Exhibit A)	164	164
Instruments issued by the BCRA (Exhibit A)	2,201,676	3,447,972
Investments in listed private securities (Exhibit A)	187	154
Less: Allowances (Exhibit J)	188	184

	4,031,766	5,529,155

C. LOANS:
To government sector (Exhibits B, C and D)	35,067	46,027
To financial sector (Exhibits B, C and D)	2,348,305	1,933,850

Interfinancial – (Calls granted)	175,319	49,000
Other financing to local financial institutions	1,795,844	1,685,678
Interest and listed-price differences accrued and pending collection	377,142	199,172

To non financial private sector and residents abroad (Exhibits B, C and D)	25,632,160	20,646,892

Overdraft	5,097,179	2,881,498
Discounted instruments	4,240,993	3,412,091
Real estate mortgage	877,775	736,900
Collateral Loans	783,253	456,656
Consumer	4,772,722	3,761,599
Credit cards	4,729,243	3,448,437
Other (Note 5 a.)	4,785,893	5,736,983
Interest and listed-price differences accrued and pending collection	418,515	302,060
Less: Interest documented together with main obligation	73,413	89,332

Less: Allowances (Exhibit J)	497,041	426,817

	27,518,491	22,199,952

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	537,997	417,836
Amounts receivable for spot and forward sales to be settled	931	1,181,974
Instruments to be received for spot and forward purchases to be settled	18	187,057
Premiums for options bought	—,—	2,431
Unlisted corporate bonds (Exhibits B, C and D)	15,973	13,424
Non-deliverable forward transactions balances to be settled	9,424	34,249
Other receivables not covered by debtor classification regulations	404	6,198
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	121,266	98,173
Less: Allowances (Exhibit J)	950	1,203

	685,063	1,940,139

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,064,322	879,635
Interest accrued pending collection (Exhibits B, C and D)	14,557	12,070

Less: Allowances (Exhibit J)	12,400	11,944

	1,066,479	879,761

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	208,242	127,761
Other (Note 5.b.) (Exhibit E)	120,023	130,692

	328,265	258,453

G. OTHER RECEIVABLES:
Other (Note 5.c.)	1,072,722	819,507
Other interest accrued and pending collection	6,114	1,820
Less: Allowances (Exhibit J)	293,320	136,984

	785,516	684,343

H. PREMISES AND EQUIPMENT (Exhibit F):	619,441	579,861

I. OTHER ASSETS (Exhibit F):	26,294	25,304

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	117,193	80,911

	117,193	80,911

K. SUSPENSE ITEMS:	10,630	6,354

TOTAL ASSETS:	43,784,098	38,528,294

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	2,122,608	1,141,024
Financial sector	18,787	43,882
Non financial private sector and residents abroad	32,029,647	28,100,010

Checking accounts	8,806,002	6,385,198
Savings deposits	9,816,292	9,507,743
Time deposits	12,634,057	11,308,785
Investments accounts	6,929	219,366
Other	639,281	553,286
Interest and listed-price differences accrued payable	127,086	125,632

	34,171,042	29,284,916

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	51,936	18,450

Other	51,936	18,450

Banks and International Institutions (Exhibit I)	262,770	563,338
Unsubordinated corporate bonds (Exhibit I)	334,093	185,193
Amounts payable for spot and forward purchases to be settled	18	187,166
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	926	1,181,355
Premiums for options written	—,—	779
Financing received from Argentine financial institutions (Exhibit I)	750	112,044

Interfinancial – (Calls granted)	—,—	110,200
Other financing from local financial institutions	750	1,507
Interest accrued payable	—,—	337
Non-deliverable forward transactions balances to be settled	702	6,565
Other (Note 5.d.) (Exhibit I)	1,881,133	1,630,498
Interest and listed-price differences accrued payable (Exhibit I)	10,943	4,239

	2,543,271	3,889,627

N. OTHER LIABILITIES:

Other (Note 5.e.)	1,360,425	1,044,690

	1,360,425	1,044,690

O. ALLOWANCES (Exhibit J):	557,417	394,665

P. SUSPENSE ITEMS:	20,007	46,139

TOTAL LIABILITIES:	38,652,162	34,660,037

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	5,131,936	3,868,257

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	43,784,098	38,528,294

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011
DEBIT ACCOUNTS

Contingent
– Borrowings (unused balances)	43,950	—,—
– Guaranties received	6,007,360	4,030,311
– Contra contingent debit accounts	896,169	500,747

	6,947,479	4,531,058

Control
– Receivables classified as irrecoverable	362,814	313,667
– Other (Note 5.f.)	65,918,830	55,122,590
– Contra control debit accounts	1,639,047	1,000,226

	67,920,691	56,436,483

Derivatives (Exhibit O)
– “Notional” amount of call options bought	—,—	30,032
– “Notional” amount of non-deliverable forward transactions	3,452,819	3,588,570
– Interest rate SWAP	1,111,157	661,836
– Contra derivatives debit accounts	2,865,678	3,453,746

	7,429,654	7,734,184

For trustee activities
– Funds in trust	6,585	7,117

	6,585	7,117

TOTAL	82,304,409	68,708,842

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	322,959	21,996
– Guaranties provided to the BCRA	131,094	134,235
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	188,521	175,081
– Other guaranties given non covered by debtor classification regulations	177,080	70,649
– Other covered by debtor classification regulations (Exhibits B, C and D)	76,515	98,786
– Contra contingent credit accounts	6,051,310	4,030,311

	6,947,479	4,531,058

Control
– Items to be credited	1,404,173	720,011
– Other	234,874	280,215
– Contra control credit accounts	66,281,644	55,436,257

	67,920,691	56,436,483

Derivatives (Exhibit O)
– “Notional” amount of call options written	—,—	34,505
– “Notional” amount of non-deliverable forward transactions	2,865,678	3,419,241
– Contra derivatives credit accounts	4,563,976	4,280,438

	7,429,654	7,734,184

For trustee activities
– Contra credit accounts for trustee activities	6,585	7,117

	6,585	7,117

TOTAL	82,304,409	68,708,842

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish – See note 20)

- Stated in thousands of pesos -

	12-31-2012	12-31-2011
A. FINANCIAL INCOME

Interest on cash and due from banks	—,—	1
Interest on loans to the financial sector	410,956	231,148
Interest on overdraft	726,040	420,220
Interest on discounted instruments	543,602	318,039
Interest on real estate mortgage	119,883	126,164
Interest on collateral loans	150,227	55,358
Interest on credit card loans	625,692	361,658
Interest on other loans	1,618,942	1,086,440
Interest on other receivables from financial transactions	36,376	31,725
Interest on financial leases	153,755	112,962
Income from secured loans - Decree 1387/01	6,388	40,165
Net income from government and private securities	633,088	490,243
Net income from options	255	404
Indexation by benchmark stabilization coefficient (CER)	129,120	96,873
Gold and foreign currency exchange difference	186,584	215,882
Other	240,838	163,926

	5,581,746	3,751,208

B. FINANCIAL EXPENSE

Interest on savings deposits	11,148	9,183
Interest on time deposits	1,529,914	1,054,302
Interest on interfinancial financing (calls received)	2,191	2,763
Interest on other financing of financial institutions	—,—	10
Interest on other liabilities from financial transactions	79,679	18,857
Other interest	5,885	6,552
Indexation by CER	157	168
Contribution to the deposit guarantee fund	52,624	44,200
Other	274,561	163,619

	1,956,159	1,299,654

GROSS INTERMEDIATION MARGIN – GAIN	3,625,587	2,451,554

C. ALLOWANCES FOR LOAN LOSSES	242,753	122,066

D. SERVICE CHARGE INCOME

Related to lending transactions	770,651	563,476
Related to liability transactions	909,719	736,550
Other commissions	89,315	89,380
Other (Note 5.g.)	548,009	422,679

	2,317,694	1,812,085

E. SERVICE CHARGE EXPENSE

Commissions	449,267	345,092
Other (Note 5.h.)	202,729	144,628

	651,996	489,720

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	12-31-2012	12-31-2011

F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,738,583	1,291,513
Fees to Bank Directors and Supervisory Committee	2,712	2,240
Other professional fees	34,769	32,685
Advertising and publicity	144,625	121,186
Taxes	225,035	173,639
Fixed assets depreciation	86,720	65,005
Organizational expenses amortization	40,722	28,931
Other operating expenses	417,466	325,559
Other	315,168	224,746

	3,005,800	2,265,504

NET GAIN FROM FINANCIAL TRANSACTIONS	2,042,732	1,386,349

G. OTHER INCOME

Income from long-term investments	122,253	128,375
Punitive interests	8,323	4,125
Loans recovered and reversals of allowances	60,308	77,589
Other (Note 5.i.)	266,576	117,899

	457,460	327,988

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	33	327
Charge for uncollectibility of other receivables and other allowances	349,226	127,222
Amortization of difference arising from judicial resolutions	19,251	28,419
Depreciation and losses from miscellaneous assets	376	369
Other	57,327	33,723

	426,213	190,060

NET GAIN BEFORE INCOME TAX	2,073,979	1,524,277

I. INCOME TAX (Note 4.1)	810,300	518,700

NET INCOME FOR THE FISCAL YEAR	1,263,679	1,005,577

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish – See note 20)

- Stated in thousands of pesos -

2012								2011
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	Total	Total

1. Balance at beginning of fiscal year	536,878	182,511	312,979	1,042,021	—,—	1,793,868	3,868,257	3,746,915

2. Stockholders´ Meeting held on March 26, 2012 and March 30, 2011

- Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	—,—	—,—	(804,000)

- Legal reserve	—,—	—,—	—,—	201,115	—,—	(201,115)	—,—	—,—
- Voluntary reserve for future distributions of income	—,—	—,—	—,—	—,—	1,592,753	(1,592,753)	—,—	—,—

3. Unrealized valuation difference	—,—	—,—	—,—	—,—	—,—	—,—	—,—	(88,131)

4. Subscription of shares approved by Stockholders´ Meeting held on March 30, 2011	—,—	—,—	—,—	—,—	—,—	—,—	—,—	7,896

5. Net income for the fiscal year	—,—	—,—	—,—	—,—	—,—	1,263,679	1,263,679	1,005,577

6. Balance at the end of the fiscal year	536,878	182,511	312,979	1,243,136	1,592,753	1,263,679	5,131,936	3,868,257

(1)	Adjustments to stockholders´ equity refers to Adjustment to Capital Stock.

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	6,667,627 (1)	5,835,595 (1)
Cash and cash equivalents at the end of the fiscal year	9,120,988 (1)	6,667,627 (1)

Net increase in cash and cash equivalents	2,453,361	832,032

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	2,152,905	558,813
- Loans	(468,085)	(4,095,161)

to financial sector	(55,559)	(792,572)
to non-financial public sector	16,089	42,272
to non-financial private sector and residents abroad	(428,615)	(3,344,861)
- Other receivables from financial transactions	(72,812)	(100)
- Receivables from financial leases	(186,718)	(355,171)
- Deposits	3,016,036	5,465,213

to financial sector	(25,095)	33,476
to non-financial public sector	1,013,503	342,097
to non-financial private sector and residents abroad	2,027,628	5,089,640
- Other liabilities from financial transactions	134,936	516,213

Financing from financial or interfinancial sector (calls received)	(110,200)	105,100
Others (except liabilities included in Financing Activities)	245,136	411,113
Collections related to service charge income	2,313,876	1,805,630
Payments related to service charge expense	(652,634)	(485,088)
Administrative expenses paid	(2,815,243)	(2,117,837)
Organizational and development expenses paid	(36,188)	(18,302)
Net collections from punitive interest	8,290	3,798
Differences from judicial resolutions paid	(19,251)	(28,419)
Collections of dividends from other companies	37,264	8,494
Other collections related to other income and expenses	257,619	148,605

Net cash flows provided by operating activities	3,669,995	1,406,688

Investment activities

Net payments from premises and equipment	(126,300)	(124,813)
Net payments from other assets	(1,366)	(1,783)
Collections from sales of ownership interests in other companies	—,—	255,757
Other payments from investment activities	(286,728)	(278,674)

Net cash flows used in investment activities	(414,394)	(149,513)

Financing activities

Net collections / (payments) from:
-Unsubordinated corporate bonds	148,900	185,193
-Argentine Central Bank	33,463	15,570

Other	33,463	15,570
-Banks and international agencies	(300,568)	474,802
-Financing received from local financial institutions	(757)	(682)
Capital contributions	—,—	7,896
Cash dividends paid	—,—	(804,000)
Other payments related to financing activities	(683,278)	(303,923)

Net cash flows used in financing activities	(802,240)	(425,144)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	1

Net increase in cash and cash equivalents	2,453,361	832,032

(1)	See note 16 “Statements of cash and cash equivalents flow”

The accompanying notes 1 through 20 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 244-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.96% of the corporate stock as of December 31, 2012.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement		Amount	Total

Capital Stock as of December 31, 2007:					471,361

03-27-2009	10-05-2009		(1)	65,000	536,361
03-30-2011	09-14-2011		(2)	517	536,878	(3)
03-26-2012			(4)	50,410
03-26-2012			(4)	(50,410)	536,878

(1)	For payment of share dividend.
(2)	Due to the merger of Consolidar Comercializadora S.A. into BBVA Francés.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).
(4)	Due to the merger of Inversora Otar S.A. into BBVA Francés. The issuance of 50,410,182 shares will take place as soon as the merger has been registered with the Public Registry of Commerce and immediately afterwards, BBVA Francés will cancel the 50,410,182 shares that it owns (see note 1.4).

1.3	Sale of Consolidar Aseguradora de Riesgos del Trabajo S.A.

On October 6, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Aseguradora de Riesgos del Trabajo S.A. (Consolidar ART) between BBVA Francés, holder of 12.50% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 87.50% of the capital stock, in their capacities as selling shareholders, and Galeno Argentina S.A. in its capacity as buyer.

Pursuant to said agreement, a price was established for the shares, at US$ 59,443,137, adjustable on the basis of the net proceeds resulting from the sale of the interest held by Consolidar ART in the real estate for own use where it had its offices. On October 6, 2011 BBVA Francés received from the buyer a down payment in the amount of 18,750 equal to 60% of the pro rata price of the transaction. On February 6, 2012, the transaction was approved by the National Superintendence of Insurance (S.S.N.) and on March 6, 2012, the transfer of the stock ownership from Consolidar ART to Galeno Argentina S.A. was perfected, together with the collection of the transaction price balance.

1.4	Inversora Otar S.A. merged by absorption into BBVA Francés

As of the end of the previous fiscal year, Inversora Otar S.A. (Otar) held in its name 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each in the capital stock of BBVA Francés.

On February 9, 2012, the Boards of Directors of BBVA Francés and Otar entered into a “Preliminary Merger Agreement” whereby BBVA Francés incorporates Otar on the basis of these companies’ financial statements as of December 31, 2011 and Otar goes through a dissolution without liquidation process.

On March 26, 2012, the Ordinary and Extraordinary General Shareholders’ Meetings of BBVA Francés and Otar approved the above mentioned preliminary merger agreement, the consolidated financial statements for merging purposes as of December 31, 2011 and the shares’ exchange ratio.

The Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 50,410,182 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, to be listed for public offering at the Buenos Aires Stock Exchange in order to be delivered to the shareholders of Otar. These shares will be issued as soon as the merger is registered with the Public Registry of Commerce.

In addition, immediately after the above-mentioned capital increase, BBVA Francés will cancel the 50,410,182 book-entry, ordinary shares, with a par value of $1 each and right to 1 vote each that it owns subject to the previous capital stock reduction stemming from the merger.

The parties have agreed to fix April 1, 2012 as the effective date for the merger as that was the date when all the assets and liabilities of the merged company were transferred, for 390.971 and 5.668, respectively.

As of the date of issuance of these financial statements, the decisions adopted shall be subject to the approval of the competent authorities.

Additionally, and as a result of the above-mentioned merger by absorption, BBVA Francés took over Aplica Soluciones Argentina S.A. Following this company’s liquidation proceedings, on December 21, 2012, BBVA Francés received 2,602 representative of its ownership interest in the referred company. As of the date of issuance of these financial statements, the company’s de-registration from the Public Registry of Commerce was still pending.

1.5	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement Nr. 6 (modified by Technical Pronouncement Nr. 19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

According to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and according to CNV General Resolution Nr. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution Nr. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the financial statements include the comparative information as of December 31, 2011.

On January 1, 2012, the Bank reclassified its loans to personnel within the scope of Communication “A” 1250 from the Loans caption to the Other receivables caption.

As a result, for comparative purposes, the Bank adapted the balances of such assets in the Balance Sheet and in the Statement of Cash and cash equivalents flow as of December 31, 2011.

It must be clarified that these changes do not have a significant impact on the presentation of the financial statements as of such date considered as a whole.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2012 and 2011, such amounts were translated into Pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2012 and 2011. Differences in listed prices were credited/charged to income for each fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2012 and 2011, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2012 and 2011. Differences in listed prices were charged to income for each fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of December 31, 2012 and 2011, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realization values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2012 and 2011, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2012 and 2011.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

•	Securities: with Holdings booked at fair value and Instruments issued by B.C.R.A at fair value: as of the end of the previous fiscal year, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2012 and 2011.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2012 and 2011.

j)	Receivables from financial leases:

As of December 31, 2012 and 2011, they were valued at the present value of the sum of the periodical instalments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: were valued by applying the equity method at the end of each or fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

Although the Entity has a 40% interest ownership in the capital stock and votes of Rombo Cía. Financiera S.A., operational and financial decisions at Rombo Cía. Financiera S.A. are taken together with this company’s majority shareholder on a joint basis.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

•	Consolidar ART (see note 1.3): was valued by applying the equity method at December 31, 2011.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law Nr. 25,561, Decree Nr. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly instalments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2012 and 2011 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,378,511 and 1,359,260, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Pursuant to the decisions handed down by Argentina’s Supreme Court of Justice (“Massa, Juan Agustín v. Argentine Executive Branch – Executive Order 1570/ et al over action for the protection of constitutional rights (amparo) Law Nr. 16,986” and “Kujarchuk v. Argentine Executive Branch”), a calculation method was established for the payment of bank deposits that was different from the one that had been instituted by the Argentine Executive Branch.

As of December 31, 2012 and 2011, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to the “pesification” of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

2.	Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Call options bought and written:

As of December 31, 2011, these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for each fiscal year.

•	Repo and Reverse Repo transactions

As of December 31, 2011, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

At the end of the previous fiscal year, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2012 and 2011.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of December 31, 2012 and 2011, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of December 31, 2012, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each and as of December 31, 2011 on the basis of 536,619,578 ordinary shares (which was calculated as the weighted average of the quantity of shares during the twelve months that make up the fiscal year) of $ 1 par value each. The net income for each fiscal year on those dates is as follows:

	12-31-2012	12-31-2011

Net income for the fiscal year	1,263,679	1,005,577
Earning per share for the fiscal year – (stated in pesos)	2.35	1.87

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors and Managemenet to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 256,900 and 109,600 as of December 31, 2012 and 2011, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of December 31, 2012 and 2011, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the professional accounting standards currently in force, the stockholders’ equity would have increased in 8,940 and would have decreased in 16,018, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2012 and 2011 would have been 24,958 (income) and 19,747 (loss), respectively.

c)	Consolidar A.F.J.P. S.A. and Consolidar Retiro S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

On June 7, 2011, the Bank acquired from Consolidar Retiro S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 7,062 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company as of that date. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

The entire undivided interest that the Bank owned in the property situated at Avenida Independencia 169 was sold on March 1, 2012.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2012 and 2011, the Bank recorded 810,300 and 518,700, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of December 31, 2012 and 2011, the Bank has booked 408,136 and 326,818, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2012 and 2011, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 256,900 and 109,600, respectively. Such amounts are made up as follows:

	12-31-2012	12-31-2011

Deferred tax assets	453,500	333,200
Deferred tax liabilities	(196,600)	(223,600)

Net deferred assets	256,900	109,600
Allowance	(256,900)	(109,600)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law Nr. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law Nr. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of December 31, 2012 and 2011, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3.	Other tax issues

a)	On December 3, 1998, the Bank was notified of a tax assessment performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal year 1992.

An appeal against said assessment was lodged with the Argentine Tax Court the Bank’s objections against said period were partially dismissed. Against this dismissal resolution, the Bank lodged yet another appeal with the Court of Appeals with jurisdiction over federal contentious and administrative matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. Panel B of the Tax Court handed down a new judgment declaring the assessment to be null and void. The Tax Authorities lodged an appeal against this judgment and on August 16, 2011. Panel III of the Appellate Court ruled that the appeal had been abandoned. Against this rejection, the Tax Authorities lodged an extraordinary appeal that the Appellate Court dismissed and then a further appeal was lodged with the Supreme Court of Justice of Argentina, which refused to admit it on April 17, 2012, with the judgment favorable to the Entity becoming final.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution Nr. 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “…subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by

BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires. On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order Nr. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods and does not expect an adverse financial impact in these respects.

As regards the balance of the amount claimed, the Entity adhered to a scheme of payment in instalments that was cancelled on October 4, 2010.

c)	On December 23, 2011, the Tax Bureau of the City of Buenos Aires (AGIP) passed its Resolution No. 3088-DGR-2011 and notified the Bank of the commencement of a sua sponte tax assessment thereunder alleging presumptive differences owed to the Tax Bureau in the payment of turnover tax for the fiscal years 2004 through 2010. On January 27, 2012, BBVA Francés filed its defense with the Tax Bureau.

Afterwards, on December 28, 2012, the Bank was notified of Resolution No. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010.

On February 4, 2013, the Bank lodged an appeal for reconsideration against Resolution No. 3253-DRG-2012 moving for the annulment of the tax adjustments contained in the sua sponte tax assessment and for an immediate order to archive the case file.

Bank’s Management as well as its legal and tax advisors estimate that the Bank relied on a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2012	12-31-2011

a) LOANS

Fixed-rate financial loans	2,665,151	2,640,216
Loans granted to pre-finance and finance exports	1,756,680	3,003,322
Loans for productive investments	212,396	—,—
Financial loans to foreign entities	113,279	70,704
Other	38,387	22,741

Total	4,785,893	5,736,983

b) INVESTMENTS IN OTHER COMPANIES

In controlled companies-supplementary activities	82,921	69,941
In other non-controlled companies- unlisted	20,045	45,876
In non-controlled companies-supplementary activities	17,057	14,875

Total	120,023	130,692

c) OTHER RECEIVABLES

Guarantee deposits	290,105	201,904
Tax prepayments (1)	271,226	121,481
Loans to personnel	188,260	178,256
Prepayments	163,937	110,884
Miscellaneous receivables	155,070	198,781
Other	4,124	8,201

Total	1,072,722	819,507

(1)	As of December 31, 2012 and 2011, it includes the deferred tax asset for 256,900 and 109,600, respectively (see note 4.1.).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	757,046	547,354
Other withholdings and collections at source	418,158	261,942
Collections and other operations for the account of third parties	258,616	473,628
Money orders payable	197,243	174,928
Pending Banelco debit transactions	105,288	36,505
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (B.I.C.E)	46,520	49,324
Loans received from Interamerican Development Bank (IDB)	8,204	15,945
Social security payment orders pending settlement	7,547	4,987
Other	82,511	65,885

Total	1,881,133	1,630,498

	12-31-2012	12-31-2011

e) OTHER LIABILITIES

Accrued taxes	517,121	409,038
Miscellaneous payables	467,344	316,160
Accrued salaries and payroll taxes	301,854	238,739
Amounts collected in advance	73,173	79,470
Other	933	1,283

Total	1,360,425	1,044,690

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	41,951,890	35,717,602
Items in safekeeping	20,087,305	16,087,264
Checks not yet credited	2,756,890	2,567,258
Checks drawn on the Bank pending clearing	515,628	254,125
Collections items	495,183	400,241
Other	111,934	96,100

Total	65,918,830	55,122,590

g) SERVICE CHARGE INCOME

Commissions for hiring of insurances	250,370	176,920
Rental of safe-deposit boxes	95,101	75,798
Commissions for loans and guaranties	82,044	59,365
Commissions for transportations of values	17,250	14,807
Commissions for escrow	10,348	10,880
Commissions for salary payment	9,475	8,759
Commissions for capital market transactions	7,622	16,580
Commissions for trust management	1,378	1,527
Other	74,421	58,043

Total	548,009	422,679

h) SERVICE CHARGE EXPENSE

Turn-over tax	146,495	110,797
Insurance paid on lease transactions	35,614	21,042
Other	20,620	12,789

Total	202,729	144,628

	12-31-2012	12-31-2011

i) OTHER INCOME

Deferred income tax (1)	147,300	47,300
Gain from the sale of premises and equipment and other assets	43,578	2,150
Related parties expenses recovery	17,451	13,620
Income from the Credit Card Guarantee Fund	16,559	9,996
Rent	2,175	1,269
Tax recovery	—,—	18,166
Other	39,513	25,398

Total	266,576	117,899

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defences, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law Nr. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law Nr. 25,246.

Both the Bank’s Management and its legal advisors understand that these cases have been assessed on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

7.	RESTRICTIONS ON ASSETS

As of December 31, 2012 and 2011, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 131,081 and 132,500, respectively, in bonds issued by the Argentine Government maturing in 2014, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic.

b)	The Bank appropriated 37,122 and 37,524, respectively, in bonds issued by the Argentine Government maturing in 2014, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 139,895 and 33,063, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 652,822 and 441,836, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

e)	As of December 31, 2011, the Bank appropriated loan funds of its active portfolio in an amount of 1,722 to secure debts with the BCRA.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW Nr. 19,550)

The balances as of December 31, 2012 and 2011, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2012	2011	2012	2011	2012	2011

BBVA	38,153	12,537	27,174	16,327	103,742	252,634
BBVA Francés Valores Sociedad de Bolsa S.A	—,—	2,497	2,066	4,664	5,355	2,340
Consolidar Aseguradora de Riesgos del Trabajo S.A. (see note 1.3)	—,—	140	—,—	257,765	—,—	23,424
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	9,979	416	90,379	61,582	74,620
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	234	199	27,987	24,010	25,293	18,381
BBVA Consolidar Seguros S.A.	14,380	12,238	25,898	3,364	—,—	—,—
PSA Finance Argentina Cía. Financiera S.A.	899,724	800,097	7,860	4,596	272,500	110,000
Rombo Cía. Financiera S.A.	735,300	564,341	1,623	30,803	330,725	224,000
Inversora Otar S.A. (see note 1.4)	—,—	5,235	—,—	910	—,—	400,761

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 10.5337% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of December 31, 2012 and 2011, the assets of Diagonal Trust amount to 2,409 and 2,411, respectively, considering its recoverable value.

Besides, as of December 31, 2011 the Bank recorded the assets of Maginot Trust, whose book value amounts to 533. In addition, the Bank recorded the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,176 and 4,173 as of December 31, 2012 and 2011, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 22 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 105,824 and 180,673 as of December 31, 2012 and 2011, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

In turn, the Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution Nr. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

The Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés dated March 30, 2011 resolved that, considering the country’s favourable context in terms of national macroeconomics, as well as the conditions prevailing in international markets, and in particular, given the good growth prospects foreseen for the banking and financial industry, it was advisable to raise the maximum amount of the global note program from US$ 300,000,000 (or its equivalent in other currencies) to US$ 500,000,000 (or its equivalent in other currencies) outstanding at any time and to renew the delegation to the Board of all of the powers related to the Program and to the Corporate Bonds allowed to be issued under the Program.

On July 21, 2011, the CNV approved the increase in the maximum amount of the Negotiable Obligations Global Program pursuant to its Resolution Nr. 16,611.

As provided in the Negotiable Obligations Law and B.C.R.A.’s regulations, the proceeds could be applied to: (i) investments in physical assets located in Argentina; (ii) working capital in Argentina; (iii) refinancing of liabilities; (iv) capital contributions into BBVA Francés’ subsidiaries or related companies in so far as the proceeds of such contributions is, in turn, applied to the above-mentioned uses; and/or (v) lending, in so far as the borrowers apply the proceeds of such loans to the uses referred to in the preceding numerals of this paragraph in accordance with the rules laid down to that end by the B.C.R.A.

On June 23, 2011, the Board of BBVA Francés approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to $250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the grant of personal loans.

On November 9, 2011, the Board of BBVA Francés approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to $200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the reimbursement of time deposits.

In view of the liquidity prevailing in financial markets and the growth experienced by the Bank’s assets in recent years, on March 26, 2012, BBVA Francés’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to increase the maximum amount of the Corporate Bonds Program from US$ 500,000,000 (or its equivalent in other currencies) to US$ 750,000,000 (or its equivalent in other currencies) outstanding at any time.

On April 18, 2012, the Board of Directors of BBVA Francés approved the issuance of Class 3 of its Corporate bonds under the Program for a principal amount not in excess of $300,000,000. On September 7, 2012, placement of such Class 3 Corporate bonds was declared vacant.

On December 11, 2012, the Board of Directors of BBVA Francés approved the issuance of Class 4 of its Corporate bonds under the Program for a principal amount not in excess of $ 200,000,000.

As of December 31, 2012 and 2011, the outstanding principal and accrued interest amounts to 341,395 (in connection with Class 1 and 2 of the Negotiable Obligations) and 187,273 (in connection with Class 1 of the Negotiable Obligations), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2012:

a)	Interest rate swaps for 1,062,151 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 18,845 as income for the fiscal year.

The estimated market value of said instruments amounts to 11,654 (Asset). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,062,151.

b)	Interest rate swap for 49,006 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 49,006.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 3,452,819 and 2,865,678, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 58,806 as income for the fiscal year.

d)	The Bank does not carry balances from transactions involving options outstanding as of December 31, 2012. However, the transactions conducted as of December 31, 2012 generating the amount of 255 as income for the fiscal year.

e)	The Bank does not carry any balances associated to repos or reverse repos in force at December 31, 2012. However, the transactions conducted at December 31, 2012 have yielded a 68,782 income and a 1,485 loss, respectively, at the end of the fiscal year.

II.	Transactions as of December 31, 2011:

a)	Interest rate swaps for 577,600 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 29,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount, and receives a variable amount in accordance with changes in the Badlar.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating the amount of 1,307 as income for the fiscal year.

The estimated market value of said instruments amounts to 19,138 (Liability). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 606,600.

b)	Interest rate swap for 55,236 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 55,236.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 3,588,570 and 3,419,241, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating the amount of 51,506 as income for the fiscal year.

d)	Call options bought for 30,032 and call options written for 34,505 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – “Notional” amount of call options bought” for 30,032 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of call options written” for 34,505.

These transactions have been valued in accordance with the description in note 2.3.n) generating the amount of 458 as income for the fiscal year.

The Bank does not carry balances from put options in force as of the end of the fiscal year. This notwithstanding, the transactions conducted during the fiscal year have yielded 54 in loss.

e)	Forward sales due to BCRA Bills repurchase agreements for 1,076,058, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 53,561 as income for the fiscal year.

f)	Forward purchases due to BCRA Bills reverse repurchase agreements for 99,490, which are recorded under “Other receivables from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 4,579 as loss for the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of December 31, 2012 and 2011, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of December 31, 2012 and 2011, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, securities issued by the Argentine Central Bank, Cedears, ADRS and shares in mutual funds in safekeeping in the amount of 1,461,374 and 1,374,204, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES AS OF
INVESTMENT FUND	12-31-2012	12-31-2011
FBA Acciones Globales	53,791	56,616
FBA Total	19,087	16,017
FBA Renta	19,944	17,435
FBA Renta Pesos	1,497,666	1,228,914
FBA Renta Dólares	6,205	4,613
FBA Bonos Latinoamericanos	18,505	12,977
FBA Calificado	83,006	72,591
FBA Internacional	947	645
FBA Ahorro Dólares	14,745	11,671
FBA Renta Fija	20,456	18,566
FBA Ahorro Pesos	444,287	422,678
FBA Renta Premium	10,805	10,056
FBA Europa	6,732	2,926
FBA Horizonte	31,008	35,230
FBA EEUU	19,801	7,501
FBA Renta Corto Plazo	471	443
FBA Acciones Latinoamericanas	24,116	19,948
FBA Bonos Argentina	7,648	4,922
FBA Brasil	25,131	25,998
FBA México	92	62
FBA Commodities	66	58
FBA Acciones Argentinas	265	260
FBA Bonos Globales	88	79

Total	2,304,862	1,970,206

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 252,736 currently included under Unappropriated earnings to the Legal Reserve.

b)	In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2012:

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	196,569
BCRA Checking Account	5,088,865
Franchises	115,436

TOTAL	5,400,870

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)

Special Guarantee Accounts	19,942
BCRA Checking Account	1,459,120

TOTAL	1,479,062

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)

BCRA Checking Account	32,813

TOTAL	32,813

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-12	12-31-11	12-31-10

a) Cash and due from banks	8,594,068	6,344,061	5,682,802

b) Government securities	100,301	77,873	4,813

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of each fiscal year	426,619	245,693	147,980

CASH AND CASH EQUIVALENTS	9,120,988	6,667,627	5,835,595

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each fiscal year date.

17.	RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Global Management and Technical area and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up, Policies and Tools. In turn, the Recoveries division includes areas specializing in severity mitigation, further split into judicial recovery and non-judicial recovery.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers in order to streamline minor transactions. These powers are also arranged by ratings and amounts.

Any exceptions to the policies currently in force are dealt with by the Risk Management Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Wholesale Banking portfolios management, respectively. The application of this methodology leads to the calculation of the likelihood of default and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

•	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

•	Adequate and sufficient guarantees must to allow the loans recovery.

•	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

•	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

•

The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

•

Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b)	Financial Risk

The Financial Risk Area which reports to the Risk Division, is the unit responsible for identifying, assessing and controlling the market, structural and liquidity risks.

Market Risks is in charge of the following:

•	Identifying the business units within the Bank that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

•	Monitor on a daily basis compliance with the risk limits and policies of the business units

•	Determine, on a daily basis, the market variables that will be used in the valuation of the Treasury positions and by the Committee of Assets and Liabilities (COAP).

•	Determine the calculation of the credit exposure of the Treasury client counterparts (Credit Risk in the Market Desk).

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (VaR) which provides a 99% confidence level at 1-day and 10-day parameters.

Policies are implemented through a limit structure, in terms of daily, monthly and annual VaR and Stop Loss measures.

On an annual basis, a proposal is prepared for the authorization of market risk limits together with the Treasury Department. This standard sets forth the identity of the officials who have the maximum control responsibilities and decision-making attributes concerning the limits and contingency plans to be implemented if such limits were surpassed.

The utility of the VaR model is fine-tuned through backtesting and stresstesting techniques.

Although the Financial Division is responsible for managing the structural risks at the Bank, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the structural and liquidity risk.

Both the structural risk and the liquidity risk are monitored through a number of specific quantitative and qualitative limits and alerts, which are followed up on a daily basis by the Market Risk Area.

As regards liquidity risk, crisis are identified by the three areas of the Technical Liquidity Group (GTL, with the areas in charge of following up on crises being the Market Risk Area, Financial Management and Markets) and as soon as any of these areas detects a crisis, it must report it to the other management areas above mentioned.

The Market Risk Area obtains the flows of collections and payments, prepares the daily liquidity map, proposes the limits and alert alarms and prepares and distributes the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Francés.

Liquidity risks are monitored using three models: Short-term liquidity, Medium-term liquidity and Stress-liquidity. This model is based on the study of past crisis and it is used as a basis to generate the contingency plan.

The aim of the Contingency Plan is no other than to be in the best position to face liquidity problems, to foresee potential crisis situations, both at the Bank level and in the markets which may arise for the Bank in the future.

As regards structural risk, defined as any alteration sustained by the financial margin and/or the equity value of an entity arising from variations in interest rates, an analysis of five sensitivities is used to monitor these two risks:

•	SMF: Sensitivity to the Financial Margin in the event of +/-100bps variations in interest rates;

•	SVE: Sensitivity to the Equity Value in the event of +/-100bps variations in interest rates;

•	SVE COAP: Sensitivity to the Equity Value of the COAP portfolio in the event of +/-100bps variations in interest rates;

•	MeR: Margin at Risk, understood as the maximum unfavourable departure from the financial margin projected for a pre-determined level of confidence; and

•

CE: calculation of the Equity Capital of the Bank, consisting in an estimate of the unexpected losses that could be incurred in the various risk activities carried out, in other words, the maximum losses that could be sustained with a given level of confidence.

c)	Operational Risk

The Validation and Internal Control area, which reports to the Internal Control and New Products division, is charged with the implementation and maintenance of a model to identify, value, follow up on, check and mitigate operational risk. This model revolves around a methodology based on BCRA’s provisions currently in force (Communications “A” 4793 and “A” 5203) and on international standards (COSO and Basel) and specific computerized tools that support the model.

Operational risk is identified and quantified by the Ev-Ro tool. To support the follow-up function and the dynamical controls over the efficacy of the mitigation measures in place, the Trans-VaR tool is used. There is also a loss history database segmented by business areas and class of risk known as SIRO database. All these tools are working properly and the degree of implementation is optimum.

Through the Internal Control and Operational Risk model, the Bank is able to:

•	Assess the degree of mitigation activity implemented in the various areas

•	Verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

•

Ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

18.	TRANSPARENT CORPORATE GOVERNANCE POLICY

I.	THE BOARD OF DIRECTORS

The By-laws of BBVA Francés prescribe that the Bank shall be managed by a Board of Directors made up by a minimum number of three and a maximum number of nine directors, as established by the Ordinary General Shareholders’ Meeting when appropriate. Directors shall serve on the Board for three-year terms and they may be re-elected (the “Board of Directors”). The Bank’s Shareholders’ Meeting may designate alternate directors in an equal or lower number. The Board of Directors must meet at least once a month.

The proposed board membership shall be subject to a previous evaluation by the Nominations and Remunerations Committee.

The table below indicates the names of the members of our Board of Directors, their present position in the company and their business background.

Name	Current Position	Background and Work Experience

Jorge Carlos Bledel	Chairman

Business experience: Vice Chairman, BBVA Francés Valores Sociedad de Bolsa S.A. (“Francés Valores”); Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés and Retail Banking Director, BBVA Francés.

Jorge Carlos Bledel is not an independent director in the terms of General Resolution Nr. 368 (as per its new wording dating back to 2001).

José Manuel Tamayo Pérez	Vice Chairman

Business experience: Retail Banking Director, BBVA Francés; Marketing Director for Spain and Portugal, BBVA.

José Manuel Tamayo Pérez meets the independence criteria to be considered as an independent director within the meaning of General Resolution Nr. 368 (as per its new wording dating back to 2001).

Marcelo Gustavo Canestri	Regular Director

Business experience: Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.

Marcelo Gustavo Canestri is an independent director in the terms of General Resolution Nr. 368 (as per its new wording dating back to 2001).

Mario Luis Vicens	Regular Director

Business experience: Executive Chairman, Asociación de Bancos de la Argentina ABA; Regular Director, Seguros de Depósitos S.A. SEDESA; Regular Director, Federación Latinoamericana de Bancos Felaban; Regular Director, Banco Sudameris S.A.; Regular Director, Banco Central de la República Argentina; Planning Assistant Manager and Deputy General Manager, Banco de Crédito Argentino S.A.; Chief Economist – Head of Department, Banco Central de la República Argentina.

Mario Vicens is an independent director in the terms of General Resolution Nr. 368 (as per its new wording dating back to 2001).

Oscar Miguel Castro	Regular Director

Business experience: Executive member of the Committee of Financial Services, Arthur Andersen Worldwide; Partner in charge of Financial Services Division, Arthur Andersen Latin America and Argentina; International Partner, Arthur Andersen.

Oscar Miguel Castro is an independent director in the terms of General Resolution Nr. 368 (as per its new wording dating back to 2001).

Luis Bernardo Juango Fitero	Regular Director

Business experience: President, BBVA S.A. Colombia; Regional Director, BBVA.

Luis Bernardo Juango Fitero is an independent director in the terms of General Resolution Nr. 368 (as per its new wording dating back to 2001).

II.	SENIOR MANAGEMENT

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	MANAGEMENT COMMITTEE - MEMBERSHIP

The main members of Senior Management make up the Management Committee. The Committee is chaired by the Executive Director or General Manager.

Prospective Management Committee members shall first be evaluated by the Nominations and Remunerations Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.

•	Evaluate and propose business and investment strategies and general risk policies.

•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed to.

•

Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. Establish business synergies with the remaining Group companies.

•	Propose the delegation of powers to the Entity’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

•	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up on model implementation.

The following table identifies the members of the Management Committee and provides certain details about their business experience. The highest-ranking officers are designated for unlimited periods.

Name	Current Position	Background and Work Experience

Ricardo Enrique Moreno	Executive Director	Consultant, specialized in financial branch and capital markets, Andersen Consulting; Systems Manager, Banco de Crédito; Director of Media, CEO of Unofirst Latin America, COO Global, BBVA; Director of Transformation and Productivity BBVA.

Ignacio Sanz y Arcelus	Director, Finance and Planning.	Finance Area – Technology and Operations, BBVA; Director of the Department of Assets and Liabilities Management for Latin America, BBVA; Director of the Investment Banking Comptroller’s Office (Treasury, Capital Markets, Intermediation, Corporate, Structured Financing), BBVA; Corporate Director, BBVA; Director of the Treasury, Capital Markets and International Network area, BEX Argentaria BBVA; Director of the Market Risk Audit Unit, BEX Argentaria BBVA; Director of Central Services Audit, BEX; Director of Planning, Intervention and Control, SERFINBEX; Director, BEX Argentaria BBVA; Team Leader at Arthur Andersen Auditores S.A.

Juan Alberto Estrada	Director, Corporate and Investment Banking	Assets Management Area, BBVA Francés; Head of the Trading Area, BBVA Francés; Director of Global Markets, BBVA Francés; Director of Wholesale Banking and Asset Management, BBVA Francés.

Martín Ezequiel Zarich	Director, Innovation and Development	Alternate Director, BBVA Francés; Regular Director, BBVA Seguros; Economist, Banco de Crédito Argentino; Management Control and Budget Manager, Banco de Crédito Argentino; Planning Director, Banco de Crédito Argentino; Merger Director, BBVA Banco Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Banco Francés Uruguay; Director, BBVA Banco Francés Cayman Ltd.; Deputy General Director, Business Development BBVA Group.

Gabriel Milstein	Director, Human Resources, Procurement, Real Estate, General Services and Safety	Organization Manager, BBVA Francés.

Jorge Gustavo Allen	Director, Enterprise Banking	Goods and Services Manager, BBVA Francés; Logistics Director, BBVA Francés; President, BBVA Consolidar Seguros S.A.; Territorial Director, BBVA Francés.

Name	Current Position	Background and Work Experience

Jorge Delfín Luna	Director, Retail Banking	Regional Manager, Citibank Branch, Citicorp; Regional Manager of Local Branches, Banco de Crédito Argentino; General Manager, Easy-Bank (BBVA Francés); General Manager and Vicepresident, BBVA Banco Uruguay; Companies Banking Manager, BBVA Francés.

Gustavo Osvaldo Fernández	Director, Technology and Operations	Coordinator, Systems and Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; Manager of Organization and Systems Development, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development América, BBVA; Business Partner America, BBVA.

Adriana Fernández de Melero	Director, Corporate Development and Transformation	Credits Recovery Analyst, Banco Español; Financial Analyst, Banco Español; Financial Profitability and Planning Analyst, Banco Español; Planning and Management Control Analyst, Banco de Crédito Argentino; Head of Budget, Planning and Management Control, Banco de Crédito Argentino; Leader of Reengineering Project, Banco de Crédito Argentino; Human Resources Development and Planning Manager, Banco de Crédito Argentino; Manager of Human Resources Management, BBVA Francés; Manager of Structures and Projects, BBVA Francés; Organization Manager, BBVA Francés; Commercial Development and Channels Manager, BBVA Francés.

Juan Eugenio Rogero González	Director, Risks	Branch Director Corporate Banking, BBVA; Risks and Corporate Director, BBVA Puerto Rico; Insurances Development Director, BBVA America and Global Director of Corporate Risks Control, BBVA; Risks Director, BBVA Francés; Corporate Polices and Wholesale Portfolios Director, BBVA.

IV.	BBVA FRANCES’s OWNERSHIP STRUCTURE

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2012, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2012
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL (1)	160,061,858	29.81
The Bank of New York Mellon (2)	42,640,950	7.94
Administración Nacional de Seguridad Social	42,439,494	7.90

(1)	BBV América S.L. is under the control of BBVA. It has an effective 20.90% ownership interest in the capital stock of BBVA Francés and has an indirect 8.91% ownership interest in Inversora Otar S.A. following the merger by absorption mentioned in Note 1.4.
(2)	As holder agent of ADSs.

V.	ORGANIZATIONAL STRUCTURE

VI.	COMITTEES OF THE BOARD OF DIRECTORS

a)	AUDIT COMITEE – DECREE 677/01 (C.N.V./S.E.C.)

BBVA Francés’s Audit Committee (C.N.V./S.E.C.) is a multiple-member body, with a majority of directors who meet the independence criteria of Decree 677/01. Its purpose is to assist the Board of Directors in the assessment of the External Auditor’s function and independence and to perform the internal control function at the Bank.

b)	NOMINATIONS AND REMUNERATIONS COMMITTEE

BBVA Francés’ Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Board members, Executive and other officers, and top-ranked personnel.

The Nominations and Remunerations Committee is made up by three non-executive directors, the majority of whom are independent, designated by the Board of Directors.

c)	INTERNAL AUDIT COMMITTEE (B.C.R.A.)

BBVA Francés’s Internal Audit Committee is made up by the officers appointed by the Board of Directors. This committee must have at least two members and at least one member must be an independent director. The operation of this committee shall be governed by the rules of the B.C.R.A. and by internal regulations.

The Board must use the conclusions of the internal audit timely and efficaciously and foster the internal auditor’s independence vis-à-vis the areas and processes controlled by said audit.

d)	COMMITTEE FOR THE PREVENTION OF ASSET LAUNDERING AND TERRORISM FINANCING

This Committee is made up by two Regular Directors and the officer in charge of the Anti-Money Laundering area.

The functions of the Committee consist mainly in:

•	Establishing guidelines and continuously reviewing the degree of progress with each action.

•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.

•	Evaluating the potential risk of asset laundering in the new products and/or services.

•	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

e)	INFORMATIC TECHNOLOGY COMMITTEE

This Committee is made up by the Director of Technology and Operations and other executives of the Technology and Operations, Innovation and Development area.

The main duties of the IT Committee are:

•	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

•	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion.

VII.	OTHER COMMITTEES

a)	Risk Management Committee

This Committee is made up by the Executive Director, the Risk Director and various officers from the office of the Risk Director.

This Committee is the highest-ranking executive authority when it comes to decisions about risks in Argentina. The main functions of the Risk Committee are to rate customers or conglomerates when the amounts at stake exceed the loan-granting powers delegated to the Risk Units.

This Committee shall be principally entrusted with making the decisions and/or evaluations that exceed individual lending powers for the amounts established as well as those transactions that are specifically delegated to the Committee by reason of their exposure to risk.

b)	Corporate Assurance Committee

At its meeting held on January 25, 2013, the Bank’s Board of Directors approved the creation of the Corporate Assurance Committee and the establishment of its duties. This Committee shall begin sessions in 2013.

The Corporate Assurance Committee is made up by the Internal Audit Director and the Management Committee members.

The Corporate Assurance Committee has been entrusted with furthering an attitude of comprehensive risk management vis-à-vis the Group’s most relevant risks by structuring and prioritizing any identified weaknesses and allocating responsibility for defining and deploying mitigation plans as necessary. The aim pursued by the Committee is continuous improvement in the Group’s control environment.

c)	Disclosure Committee

This Committee is made up by an Independent Director, the Finance and Planning Director, the Legal Services Director and other officers from the Finance area.

It is basically entrusted with ensuring that the information relayed to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities should be truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it should be communicated with the formalities and within the terms mandated by applicable laws, the general principles governing market operation and good corporate governance.

d)	Human Resources Committee

It is made up by the Executive Director or General Manager and by the Directors of Human Resources, Procurement, Real Estate, General Services and Safety, Corporate Development and Transformation and the Finance and Planning Area.

The main functions of the Human Resources Committee are to:

•	establish the structure of the organizational chart.

•	approve promotions to managerial positions.

•	define the guidelines governing human resources policies.

•	establish remuneration and incentive criteria.

•	evaluate benefits to personnel.

•	establish career and training plans.

e)	Corporate Integrity Committee

This Committee is made up by the following directors: Corporate Development and Transformation, Legal Services, Audit, Human Resources, Procurement, Real Estate, General Services and Safety directors, together with the directors of the different business areas and with the Technology and Operations director.

The Corporate Integrity Committee is basically entrusted with:

•

Fostering the adoption of the measures necessary to hand down decisions concerning all those ethically objectionable actions of which any of the members of the Corporate Integrity Committee may become aware in the discharge of his duties or by reason of having received notice.

•	Settling those situations in which the interests of BBVA Francés and Group companies in Argentina conflict with those of their clients.

VIII.	THE SUBSIDIARIES OF BBVA FRANCÉS

The main subsidiaries and affiliates of BBVA Francés are:

1) BBVA Francés Valores Sociedad de Bolsa S.A. engaged in securities trading at the Buenos Aires Stock Exchange.

2) BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law Nr. 24,083 as subsequently amended by Laws Nr. 24,441 and 24,781.

3) PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, leasing agreements and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

4) Consolidar AFJP S.A. (undergoing liquidation proceedings), see note 3 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2012.

5) Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, leasing agreements and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

6) BBVA Consolidar Seguros S.A.. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

IX.	NETWORK OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 244 branches distributed as follows: Autonomous City of Buenos Aires, 82 branches; Greater Buenos Aires, 52 branches, with the remaining 110 branches being situated in the Argentine provinces.

X.	INFORMATION ON BUSINESS LINES

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Enterprise Banking, which aims at aiding companies through both short- and long-term financing and Corporate & Investment Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

XI.	PERSONNEL INCENTIVES

The Bank has in place a system of market-attuned fixed and variable remunerations that applies to its entire payroll and ensures internal consistency.

As concerns fixed remuneration, the focus is on offering salaries that are competitive in the market. And in the case of variable remuneration, the focus is on the definition of the benchmark bonus and the attainment of the objectives established for the year. Objective accomplishment is analyzed through performance assessments, depending on the employee’s position. These amounts are paid in arrears per calendar year and.

XII.	CODE OF CONDUCT

The Bank has a Code of Conduct that binds all of BBVA Francés’ employees and officers.

The Code of Conduct defines the ethical behavior that the Board of BBVA Francés considers applicable to the businesses and activities conducted by BBVA Francés and the Group companies in Argentina, builds on their foundations and lays down the guidelines required for corporate integrity to be outwardly expressed in (i) relationships with clients, employees and officers, suppliers and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility for enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XIII.	CONFLICTS OF INTEREST

On December 18, 2012, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure for conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Entity or other group companies.

Basically, it mandates that any director involved shall not be in attendance when the relevant corporate bodies in which he is a member are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the director involved shall be enjoined from entering, either directly or indirectly, into personal, professional or commercial transactions with the Entity or companies in its group, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

19.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

20.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 12-31-2012	Book balance as of 12-31-2011	Position without options	Final position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Secured Bonds due 2020	2423		932,463		932,463	932,463
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (1)	5439		731,702		731,702	731,702
Secured Bonds due 2018	2405		151,422		151,422	151,422
Discount Bonds	45696		10,560		10,560	10,560
Other			3,780		3,780	3,780

Subtotal in pesos			1,829,927	2,078,533	1,829,927	1,829,927

In foreign currency

Subtotal in foreign currency			—,—	2,516	—,—	—,—

Subtotal Government securities at fair value			1,829,927	2,081,049	1,829,927	1,829,927

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

Subtotal Government securities at amortized cost			164	164	164	164

(1)	Holdings received in exchange for secured loans.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 12-31-2012	Book balance as of 12-31-2011	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 01-30-13	46268		9,893		9,893	9,893
Argentine Central Bank Internal Bills due 01-16-13	46266		5,721		5,721	5,721

Subtotal at fair value			15,614	750	15,614	15,614

Repurchase transactions

Subtotal repurchase transactions			—,—	1,076,058	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 04-10-13	46238		381,379		381,379	381,379
Argentine Central Bank Internal Bills due 02-20-13	46254		344,219		344,219	344,219
Argentine Central Bank Internal Bills due 01-09-13	46241		299,325		299,325	299,325
Argentine Central Bank Internal Bills due 03-13-13	46242		293,105		293,105	293,105
Argentine Central Bank Internal Bills due 05-08-13	46217		286,399		286,399	286,399
Argentine Central Bank Internal Bills due 08-21-13	46242		274,956		274,956	274,956
Argentine Central Bank Internal Bills due 06-05-13	46230		188,801		188,801	188,801
Other			117,878		117,878	117,878

Subtotal at amortized cost			2,186,062	1,275,218	2,186,062	2,186,062

BCRA Notes
At fair value

Subtotal at fair value			—,—	418,249	—,—	—,—

At amortized cost

Subtotal at amortized cost			—,—	677,697	—,—	—,—

Subtotal instruments issued by the BCRA			2,201,676	3,447,972	2,201,676	2,201,676

TOTAL GOVERNMENT SECURITIES			4,031,767	5,529,185	4,031,767	4,031,767

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2012	Book balance as of 12-31-2011	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Local
In foreign currency

Petrobrás Energía Corporate Bonds	40668		119		119	119

Subtotal in foreign currency			119	81	119	119

Subtotal Other debt instruments			119	81	119	119

Other Equity instruments
Local
In pesos

Subtotal in pesos			—,—	3	—,—	—,—

From abroad
In foreign currency

Silicon Graphics Inc.	6003		44		44	44
Other			24		24	24

Subtotal in foreign currency			68	70	68	68

Subtotal Equity instruments			68	73	68	68

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			187	154	187	187

TOTAL GOVERNMENT AND PRIVATE SECURITIES			4,031,954	5,529,339	4,031,954	4,031,954

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish-See note 20)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011

COMMERCIAL PORTFOLIO

Normal performance	17,118,627	14,611,493

Preferred collaterals and counter guaranty “A”	493,035	367,394
Preferred collaterals and counter guaranty “B”	355,321	305,436
Without senior security or counter guaranty	16,270,271	13,938,663

With special follow-up	9,700	15,934

Under observation
Without senior security or counter guaranty	9,700	15,934

With high risk of uncollectibility	13,814	3,896

Preferred collaterals and counter guaranty “B”	525	—,—
Without senior security or counter guaranty	13,289	3,896

Uncollectible	3,234	1,552

Without senior security or counter guaranty	3,234	1,552

Total	17,145,375	14,632,875

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish-See note 20)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011

CONSUMER AND HOUSING PORTFOLIO

Normal performance	12,402,711	9,140,335

Preferred collaterals and counter guaranty “A”	17,663	10,046
Preferred collaterals and counter guaranty “B”	1,301,807	636,627
Without senior security or counter guaranty	11,083,241	8,493,662

Low risk	126,751	63,662

Preferred collaterals and counter guaranty “A”	273	108
Preferred collaterals and counter guaranty “B”	20,947	4,820
Without senior security or counter guaranty	105,531	58,734

Medium risk	85,765	50,478

Preferred collaterals and counter guaranty “B”	5,575	2,571
Without senior security or counter guaranty	80,190	47,907

High risk	49,172	33,717

Preferred collaterals and counter guaranty “B”	11,616	1,981
Without senior security or counter guaranty	37,556	31,736

Uncollectible	9,759	4,782

Preferred collaterals and counter guaranty “B”	2,888	1,519
Without senior security or counter guaranty	6,871	3,263

Uncollectible, classified as such under regulatory requirements	112	85

Without senior security or counter guaranty	112	85

Total	12,674,270	9,293,059

General Total (1)	29,819,645	23,925,934

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	12-31-2012		12-31-2011
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,220,748	14.15%	4,116,789	17.21%

50 next largest clients	5,201,932	17.44%	4,279,891	17.89%

100 following clients	2,887,288	9.68%	2,186,175	9.14%

Remaining clients	17,509,677	58.73%	13,343,079	55.76%

Total (1)	29,819,645	100.00%	23,925,934	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	—,—	594	—,—	—,—	—,—	—,—	34,473	35,067

Financial sector	—,—	596,121	220,374	334,812	519,068	613,274	72,833	2,356,482

Non financial private sector and residents abroad	52,051	9,745,794	2,820,005	4,907,148	2,604,589	3,161,398	4,137,111	27,428,096

TOTAL	52,051	10,342,509	3,040,379	5,241,960	3,123,657	3,774,672	4,244,417	29,819,645	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish – See note 20)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2012	12-31-2011	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year

	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	BBVA Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,396	15,328	12,940	Stockholder	12-31-2012	6,390	15,803	2,177
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	8,973	10,934	Pensions fund manager	12-31-2012	65,739	16,650	(2,602)

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	109,736	71,946	Financial institution	12-31-2012	52,178	219,472	75,580

30548590163	BBVA Francés Administradora de Inversiones S.A.Sociedad Gerente de Fondos Comunes de Inversión	Common	1$	1	230.398	58,620	46,067	Investment Fund Manager	12-31-2012	243	61,705	13,214

		Subtotal controlled				192,657	141,887

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	97,268	54,732	Financial Institution	12-31-2012	60,000	243,171	91,340
30598910045	Visa Argentina S.A.	Common	1$	1	1,630,496	6,667	6,145	Services to companies	05-31-2012	15,000	231,208	169,876
30604796357	Banelco S.A.	Common	1$	1	2,574,907	7,179	6,513	Information services	06-30-2012	23,599	69,061	13,399
30690783521	Interbanking S.A.	Common	1$	1	149,556	2,931	1,930	Services	12-31-2011	1,346	84,881	67,511
	Other					280	287

30710156561	Banco Lat. de Comercio Exterior S.A.	Common B	29$	1	20,221	1,238	1,083	Banking institution	12-31-2011	1,204,810	3,267,342	357,940

		Subtotal noncontrolled				115,563	70,690

		Total in financial institutions, supplementaryand authorized				308,220	212,577

	IN OTHER COMPANIES

	Non controlled

	Local
30685228501	Consolidar Aseguradora de Riesgos del Trabajo S.A. (1)					—,—	30,720	Workers compensation
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	19,983	15,102	Insurance	12-31-2012	10,651	163,531	23,470

	Foreign

	Other					62	54

		Subtotal non controlled				20,045	45,876

		Total in other companies				20,045	45,876

		Total investments in other companies				328,265	258,453

(1)	See note 1.3

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2012	Net book value at 12-31-2011
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	379,763	57,059	—,—	41,868	50	22,692	372,262	379,763
Furniture and Facilities	124,752	54,677	(50)	296	10	19,051	160,032	124,752
Machinery and Equipment	73,272	57,400	50	1,687	5	44,171	84,864	73,272
Automobiles	2,074	2,387	—,—	1,372	5	806	2,283	2,074

Total	579,861	171,523	—,—	45,223		86,720	619,441	579,861

OTHER ASSETS

Advances to suppliers of goods	3,744	6,702	—,—	6,090	—,—	—,—	4,356	3,744
Works of Art	983	9	—,—	—,—	—,—	—,—	992	983
Leased assets	3,898	—,—	—,—	1,492	50	64	2,342	3,898
Property taken as security for loans	2,128	1,077	—,—	1,198	50	95	1,912	2,128
Stationery and office supplies	5,916	16,889	—,—	14,561	—,—	—,—	8,244	5,916
Other	8,635	—,—	—,—	—,—	50	187	8,448	8,635

Total	25,304	24,677	—,—	23,341		346	26,294	25,304

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the fiscal year		Net book value at 12-31-2012	Net book value at 12-31-2011
				Years of useful life	Amount

Organization and Development expenses (1)	80,911	77,066	62	1 & 5	40,722	117,193	80,911

Organization and development non-deductible expenses	—,—	19,251	—,—	—,—	19,251	—,—	—,—

Total	80,911	96,317	62		59,973	117,193	80,911

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	12-31-2012		12-31-2011
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	3,870,418	11.33%	2,523,264	8.62%

50 next largest clients	3,195,171	9.35%	2,852,034	9.74%

100 following clients	2,148,515	6.29%	1,956,583	6.68%

Remaining clients	24,956,938	73.03%	21,953,035	74.96%

TOTAL	34,171,042	100.00%	29,284,916	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	30,754,907	2,882,829	432,105	99,415	1,565	221	34,171,042

Other liabilities from financial transactions

Argentine Central Bank	51,936	—,—	—,—	—,—	—,—	—,—	51,936

Banks and International Institutions	83,058	21,057	158,310	2,758	—,—	—,—	265,183

Unsubordinated corporate bonds	5,548	186,947	—,—	148,900	—,—	—,—	341,395

Financing received from Argentine financial institutions	1,229	495	254	—,—	—,—	—,—	1,978

Other	1,868,713	1,015	1,609	2,923	3,613	3,260	1,881,133

Total	2,010,484	209,514	160,173	154,581	3,613	3,260	2,541,625

TOTAL	32,765,391	3,092,343	592,278	253,996	5,178	3,481	36,712,667

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (5)		Reversals	Applications	12-31-2012	12-31-2011
DEDUCTED FROM ASSETS
Government securities
– For impairment value	184	4	(4)	—,—	—,—	188	184

Loans
– Allowance for doubtful loans	426,817	247,658	(1)	—,—	177,434	497,041	426,817

Other receivables from financial transactions
– Allowance for doubtful receivables and impairment	1,203	36	(1)	—,—	289	950	1,203

Receivables from financial leases
– Allowance for doubtful receivables and impairment	11,944	1,953	(1)	—,—	1,497	12,400	11,944

Other receivables
– Allowance for doubtful receivables (2)	136,984	158,675		1,865	474	293,320	136,984

Total	577,132	408,326		1,865	179,694	803,899	577,132

LIABILITIES-ALLOWANCES
– Contingents commitments (1)	467	13		—,—	—,—	480	467
– Other contingencies	394,198	189,572	(3)	1,223	25,610	556,937	394,198

Total	394,665	189,585		1,223	25,610	557,417	394,665

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.r).
(4)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government Securities	4
– Loans	4,941
– Receivables from financial leases	4
– Other receivables	983

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
		Votes per share	Issued		Pending issuance or distribution
Class	Quantity		Outstanding	In portfolio			Paid in

Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

-Stated in thousands of pesos

Accounts	12-31-2012							12-31-2011
		Total of the fiscal year (per type of currency)
	Total of the fiscal year	Euro	US Dollars	Pounds Sterling	Swiss Franc	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	2,010,639	108,560	1,890,017	338	1,115	959	9,650	2,680,041
Government and private securities	187	—,—	187	—,—	—,—	—,—	—,—	2,667
Loans	2,510,234	—,—	2,510,234	—,—	—,—	—,—	—,—	3,859,618
Other receivables from financial transactions	22,827	6,549	16,278	—,—	—,—	—,—	—,—	190,427
Receivables from financial leases	389	—,—	389	—,—	—,—	—,—	—,—	1,338
Investments in other companies	1,300	—,—	1,300	—,—	—,—	—,—	—,—	1,137
Other receivables	244,654	173	244,481	—,—	—,—	—,—	—,—	127,944
Suspense items	634	3	631	—,—	—,—	—,—	—,—	616

TOTAL	4,790,864	115,285	4,663,517	338	1,115	959	9,650	6,863,788

LIABILITIES

Deposits	3,514,335	55,286	3,459,049	—,—	—,—	—,—	—,—	5,294,936
Other liabilities from financial transactions	686,905	39,971	645,275	137	125	282	1,115	1,355,209
Other liabilities	67,643	11,261	56,382	—,—	—,—	—,—	—,—	52,417
Suspense items	869	2	867	—,—	—,—	—,—	—,—	332

TOTAL	4,269,752	106,520	4,161,573	137	125	282	1,115	6,702,894

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	1,014,040	45,593	968,447	—,—	—,—	—,—	—,—	599,202
Control	15,796,995	115,224	15,647,002	—,—	404	—,—	34,365	12,799,657
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	—,—	30,032

TOTAL	16,811,035	160,817	16,615,449	—,—	404	—,—	34,365	13,428,891

Credit accounts (except contra credit accounts)
Contingent	217,488	6,523	210,965	—,—	—,—	—,—	—,—	211,405
Control	189,468	26,270	163,198	—,—	—,—	—,—	—,—	242,016
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	—,—	34,505

TOTAL	406,956	32,793	374,163	—,—	—,—	—,—	—,—	487,926

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2012	12-31-2011

1. Loans	1,646,770	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,646,770	1,370,019

- Overdraft	5,177	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,177	17,275

Without senior security or counter guaranty	5,177	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,177	17,275

- Discounted Instruments	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,235

Without senior security or counter guaranty	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,235

- Real Estate Mortgage and Collateral Loans	954	—,—	—,—	—,—	—,—	—,—	—,—	—,—	954	2,376

Other collaterals and counter guaranty “B”	954	—,—	—,—	—,—	—,—	—,—	—,—	—,—	954	2,376

- Consumer	1,268	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,268	400

Without senior security or counter guaranty	1,268	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,268	400

- Credit Cards	1,879	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,879	1,491

Without senior security or counter guaranty	1,879	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,879	1,491

- Other	1,637,492	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,637,492	1,343,242

Without senior security or counter guaranty	1,637,492	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,637,492	1,343,242

2. Other receivables from financial transactions	22,356	—,—	—,—	—,—	—,—	—,—	—,—	—,—	22,356	28,019

3. Receivables from financial leases and other	86	—,—	—,—	—,—	—,—	—,—	—,—	—,—	86	222

4. Contingent commitments	91,702	—,—	—,—	—,—	—,—	—,—	—,—	—,—	91,702	54,287

5. Investments in other companies and private securities	310,028	—,—	—,—	—,—	—,—	—,—	—,—	—,—	310,028	216,346

Total	2,070,942	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,070,942	1,668,893

Total Allowances	16,652	—,—	—,—	—,—	—,—	—,—	—,—	—,—	16,652	13,963

(1)	Maximum amount granted to related clients during December 2012 and 2011, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2012

(Translation of financial statements originally issued in Spanish - See note 20)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	19	13	45	1,062,151

Swaps	Interest rate hedge	-	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	82	14	49,006

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	4	2	1	1,943,164

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	3	2	1	4,375,333

TOTAL								7,429,654

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2012 AND 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,879,436	2,515,861
Due from banks and correspondents	6,735,453	3,837,567

Argentine Central Bank (BCRA)	6,597,330	3,651,375
Other local	746	2,412
Foreign	137,377	183,780

	8,614,889	6,353,428

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings booked at fair value	1,832,079	2,088,522
Holdings booked at amortized cost	164	164
Instruments issued by the BCRA	2,201,676	3,447,972
Investments in listed private securities	68,115	28,555

Less: Allowances	188	184

	4,101,846	5,565,029

C. LOANS:
To government sector (Exhibit 1)	35,067	46,027
To financial sector (Exhibit 1)	1,493,493	1,146,532

Interfinancial – (Calls granted)	162,000	49,000
Other financing to local financial institutions	1,127,298	996,641
Interest and listed-price differences accrued and pending collection	204,195	100,891
To non financial private sector and residents abroad (Exhibit 1)	27,488,728	21,949,445

Overdraft	5,097,179	2,881,496
Discounted instruments	4,240,993	3,412,091
Real estate mortgage	877,775	736,900
Collateral Loans	2,479,398	1,651,776
Consumer	4,772,798	3,761,698
Credit cards	4,729,243	3,448,437
Other (Note 7.b)	4,921,690	5,829,606
Interest and listed-price differences accrued and pending collection	443,065	316,773
Less: Interest documented together with main obligation	73,413	89,332

Less: Allowances	523,857	444,973

	28,493,431	22,697,031

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	537,997	417,836
Amounts receivable for spot and forward sales to be settled	931	1,181,974
Instruments to be received for spot and forward purchases to be settled	18	187,057
Premiums for options bought	—,—	2,431
Unlisted corporate bonds (Exhibit 1)	15,973	13,424
Non-deliverable forward transactions balances to be settled	8,834	34,249
Other receivables not covered by debtor classification regulations	404	6,198
Other receivables covered by debtor classification regulations (Exhibit 1) (Note 7.c)	140,218	108,885

Less: Allowances	3,450	3,769

	700,925	1,948,285

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	1,108,152	906,896
Interest accrued pending collection (Exhibit 1)	15,316	12,470

Less: Allowances	13,234	12,279

	1,110,234	907,087

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	98,506	55,815
Other (Note 7.d)	47,495	70,473

	146,001	126,288

G. OTHER RECEIVABLES:
Other (Note 7.e)	1,135,000	861,662
Other interest accrued and pending collection	6,114	1,820

Less: Allowances	306,529	151,598

	834,585	711,884

H. PREMISES AND EQUIPMENT:	619,981	580,121

I. OTHER ASSETS:	34,095	28,697

J. INTANGIBLE ASSETS:
Organization and development expenses	117,331	80,978

	117,331	80,978

K. SUSPENSE ITEMS:	10,811	6,367

L. OTHER SUBSIDIARIES’ ASSETS (Note 7.f):	450	450

TOTAL ASSETS:	44,784,579	39,005,645

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2012 AND 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011
LIABILITIES:

M. DEPOSITS:
Government sector	2,122,608	1,141,024
Financial sector	18,787	43,882
Non financial private sector and residents abroad	32,023,658	27,980,798

Checking accounts	8,791,731	6,369,212
Savings deposits	9,803,377	9,489,576
Time deposits	12,653,990	11,224,571
Investments accounts	6,929	219,366
Other	639,281	553,286
Interest and listed-price differences accrued payable	127,950	124,787

	34,165,053	29,165,704

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	51,936	18,450

Other	51,936	18,450

Banks and International Institutions	262,770	563,338
Unsubordinated corporate bonds	649,993	294,393
Amounts payable for spot and forward purchases to be settled	18	187,166
Instruments to be delivered for spot and forward sales to be settled	926	1,181,355
Premiums for options written	—,—	779
Financing received from Argentine financial institutions	344,683	339,883

Interfinancial (calls received)	20,000	114,200
Other financings from local financial institutions	324,655	225,343
Interest accrued payable	28	340
Non-deliverable forward transactions balances to be settled	928	5,885
Other (Note 7.g)	1,939,689	1,654,957
Interest and listed–price differences accrued payable	34,180	22,313

	3,285,123	4,268,519

O. OTHER LIABILITIES:
Fees payable	103	98
Other (Note 7.h)	1,419,077	1,078,231

	1,419,180	1,078,329

P. ALLOWANCES:	644,962	496,233

Q. SUSPENSE ITEMS:	20,007	46,158

R. OTHER SUBSIDIARIES’ LIABILITIES (Note 7.i):	337	336

TOTAL LIABILITIES:	39,534,662	35,055,279

S. MINORITY INTEREST IN SUBSIDIARIES (Note 4):	117,981	82,109

STOCKHOLDERS’ EQUITY:	5,131,936	3,868,257

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	44,784,579	39,005,645

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2012	12-31-2011
DEBIT ACCOUNTS

Contingent
– Borrowings (unused balances)	43,950	—,—
– Guaranties received	7,759,627	5,259,465
– Contra contingent debit accounts	896,169	500,747

	8,699,746	5,760,212

Control
– Receivables classified as irrecoverable	371,935	319,098
– Other (Note 7.j)	65,927,867	55,130,192
– Contra control debit accounts	1,642,287	1,004,475

	67,942,089	56,453,765

Derivatives
– “Notional” amount of call options bought	—,—	30,032
– “Notional” amount of non-deliverable forward transactions	3,452,819	3,588,570
– Interest rate SWAP	878,657	551,836
– Contra debit derivatives accounts	2,865,678	3,453,746

	7,197,154	7,624,184

For trustee activities
– Funds in trust	6,585	7,117

	6,585	7,117

TOTAL	83,845,574	69,845,278

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	322,959	21,996
– Guaranties provided to the BCRA	131,094	134,235
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	188,521	175,081
– Other guaranties given non covered by debtor classification regulations	177,080	70,649
– Other covered by debtor classification regulations (Exhibit 1)	76,515	98,786
– Contra contingent credit accounts	7,803,577	5,259,465

	8,699,746	5,760,212

Control
– Items to be credited	1,404,173	720,011
– Other	238,114	284,464
– Contra control credit accounts	66,299,802	55,449,290

	67,942,089	56,453,765

Derivatives
– “Notional” amount of call options written	—,—	34,505
– “Notional” amount of non-deliverable forward transactions	2,865,678	3,419,241
– Contra credit derivatives accounts	4,331,476	4,170,438

	7,197,154	7,624,184

For trustee activities
– Contra credit accounts for trustee activities	6,585	7,117

	6,585	7,117

TOTAL	83,845,574	69,845,278

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2012	12-31-2011
A. FINANCIAL INCOME

Interest on cash and due from banks	—,—	2
Interest on loans to the financial sector	256,597	136,903
Interest on overdraft	725,890	420,127
Interest on discounted instruments	543,602	318,039
Interest on real estate mortgage	119,883	126,164
Interest on collateral loans	404,299	192,420
Interest on credit card loans	625,692	361,658
Interest on other loans	1,637,284	1,097,407
Interest from other receivables from financial transactions	36,376	31,725
Interest on financial leases	161,775	116,659
Income from secured loans - Decree 1387/01	6,388	40,165
Net income from government and private securities	640,547	493,185
Net income from options	255	404
Indexation by CER	129,120	96,873
Gold and foreign currency exchange difference	190,309	218,622
Other	236,904	164,332

	5,714,921	3,814,685

B. FINANCIAL EXPENSE

Interest on savings deposits	11,148	9,183
Interest on time deposits	1,526,725	1,044,929
Interest on interfinancial financing (calls received)	2,191	2,763
Interest on other financing from financial institutions	44,330	31,969
Interest on other liabilities from financial transactions	123,289	34,054
Other interest	5,885	6,552
Indexation by CER	157	168
Contribution to the deposit guarantee fund	52,629	44,205
Other	291,517	171,580

	2,057,871	1,345,403

GROSS INTERMEDIATION MARGIN – GAIN	3,657,050	2,469,282

C. ALLOWANCES FOR LOAN LOSSES	256,259	132,663

D. SERVICE CHARGE INCOME

Related to lending transactions	962,601	690,426
Related to liability transactions	909,719	736,550
Other commissions	109,874	107,934
Other (Note 7.k)	548,003	422,679

	2,530,197	1,957,589

E. SERVICE CHARGE EXPENSE

Commissions	468,422	366,352
Other (Note 7.l)	215,308	153,283

	683,730	519,635

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2012	12-31-2011

F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,767,658	1,350,439
Fees to Bank Directors and Supervisory Committee	2,856	2,398
Other professional fees	48,463	41,209
Advertising and publicity	146,287	122,412
Taxes	229,249	176,381
Fixed assets depreciation	86,813	65,070
Organizational expenses amortization	40,744	28,937
Other operating expenses	420,847	328,371
Other	318,791	227,983

	3,061,708	2,343,200

NET GAIN FROM FINANCIAL TRANSACTIONS	2,185,550	1,431,373

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(36,195)	(8,462)

G. OTHER INCOME

Income from long-term investments	71,779	111,461
Punitive interests	9,392	4,585
Loans recovered and reversals of allowances	64,603	78,430
Other (Note 7.m)	262,230	134,283

	408,004	328,759

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	33	332
Charge for uncollectibility of other receivables and other allowances	351,450	128,095
Amortization of difference arising from judicial resolutions	19,251	28,419
Depreciation and losses from miscellaneous assets	376	369
Other	57,894	36,520

	429,004	193,735

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	2,128,355	1,557,935

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	864,676	552,358

NET INCOME FOR THE FISCAL YEAR	1,263,679	1,005,577

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2012 AND 2011

(ART. 33 OF LAW Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	6,618,270 (1)	6,251,784 (1)
Cash and cash equivalents at the end of the fiscal year	9,048,450 (1)	6,618,270 (1)

Net increase in cash and cash equivalents	2,430,180	366,486

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	2,120,841	2,066,402
- Loans	(683,307)	(2,931,804)

to financial sector	(91,157)	(449,005)
to non-financial public sector	16,089	620,337
to non-financial private sector and residents abroad	(608,239)	(3,103,136)
- Other receivables from financial transactions	(74,709)	18,171
- Receivables from financial leases	(203,147)	(372,630)
- Deposits	3,076,345	5,409,329

to financial sector	(25,095)	33,476
to non-financial public sector	1,013,503	342,097
to non-financial private sector and residents abroad	2,087,937	5,033,756
- Other liabilities from financial transactions	185,939	545,834

Financing from financial or interfinancial sector (calls received)	(94,200)	109,100
Others (except liabilities included in Financing Activities)	280,139	436,734
Collections related to service charge income	2,520,560	1,951,823
Payments related to service charge expense	(684,368)	(515,003)
Administrative expenses paid	(2,870,089)	(2,195,913)
Organizational and development expenses paid	(36,188)	(18,302)
Net collections from punitive interest	8,290	4,253
Differences from judicial resolutions paid	(19,251)	(28,419)
Collections of dividends from other companies	37,264	8,494
Other collections related to other income and expenses	325,554	273,653

Net cash flows provided by operating activities	3,703,734	4,215,888

Investment activities

Net payments from premises and equipment	(126,673)	(121,583)
Net payments from other assets	(5,774)	(1,313)
Collections from sales of ownership interests in other companies	15,174	255,757
Other payments from investment activities	(574,700)	(538,031)

Net cash flows used in investment activities	(691,973)	(405,170)

Financing activities

Net collections / (payments) from:
- Unsubordinated corporate bonds	355,600	224,393
- Argentine Central Bank	33,463	15,570

Other	33,463	15,570
- Banks and international agencies	(300,568)	474,802
- Financing received from local financial institutions	99,312	109,100
Capital contributions	—,—	7,896
Cash dividends paid	—,—	(818,258)
Other payments from financing activities	(769,388)	(3,457,737)

Net cash flows used in financing activities	(581,581)	(3,444,234)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	2

Net increase in cash and cash equivalents	2,430,180	366,486

(1)	See note 6 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2012 AND 2011

(Art. 33 of Law Nr. 19,550)

(Translation of financial statements originally issued in Spanish - See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement Nr. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its financial statements as of December 31, 2012 and 2011, as per the following detail:

•	As of December 31, 2012:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2012.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2012.

•	As of December 31, 2011:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal years ended December 31, 2011.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2011.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve month period ended on December 31, 2012 and 2011.

Interests in subsidiaries as of December 31, 2012 and 2011 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011

BBVA Francés Valores Soc. de Bolsa S.A.	Common	12,396	12,137	96.9953	94.9687	96.9953	94.9687
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities, stockholders’ equity and net income balances in accordance with the criteria defined in note 2 below, as of December 31, 2012 and 2011, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011	12-31-2012	12-31-2011

BBVA Francés Valores Soc. de Bolsa S.A.	19,583	20,553	3,780	6,927	15,803	13,626	2,177	1,259

Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	106,381	135,606	89,731	115,316	16,650	20,290	(3,640)	(20,674)

PSA Finance Argentina Cía Financiera S.A.	1,924,231	1,332,974	1,704,759	1,189,082	219,472	143,892	75,580	35,817

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	66,619	52,713	4,914	4,222	61,705	48,491	13,214	9,446

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

The items included under the captions Other subsidiaries’ assets and Other subsidiaries’ liabilities were valued in accordance with the regulations of the S.S.N.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 10,636 and 10,380 as of December 31, 2012 and 2011, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (I.G.J.)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the I.G.J. conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days, although this ruling is not yet final.

In addition, on April 12, 2011, the Supreme Court of Justice of Argentina affirmed the judgment passed by the court of original Federal Jurisdiction over Contentious Administrative Matters in favour of Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) in connection with the claim for recovery asserted against the tax authorities (AFIP) for the 12,475 in excess of the income tax charge for fiscal 2002 paid by the plaintiff by reason of not having applied the inflation adjustment for tax purposes. As Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) is undergoing liquidation proceedings, in order to advance the collection of the receivable arising from the judgment, on June 29, 2011 Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) executed an assignment for valuable consideration of all of the rights to which Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) was entitled in the framework of this legal action to BBVA Francés.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-2012	12-31-2011
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	7,677	9,356
BBVA Francés Valores Sociedad de Bolsa S.A.	475	686
PSA Finance Argentina Cía Financiera S.A.	109,736	71,946
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	93	121

Total	117,981	82,109

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores Sociedad de Bolsa S.A. holds two shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 10,300 and 9,600 as of December 31, 2012 and 2011, respectively. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-2012	12-31-2011	12-31-2010

a) Cash and due from banks	8,613,997	6,353,428	5,691,806

b) Goverment securities	102,453	85,342	442,478

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of each fiscal year	332,000	179,500	117,500

CASH AND CASH EQUIVALENTS	9,048,450	6,618,270	6,251,784

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each fiscal year.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	12-31-2012	12-31-2011

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Secured Bonds due in 2020	932,463	828,433
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	731,702	1,017,471
Secured Bonds due in 2018	151,422	178,727
Discount Bonds in pesos	10,560	23,377
Federal Government Bocon PRO 12	—,—	14,814
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	—,—	12,795
Other	5,932	12,905

Total	1,832,079	2,088,522

* Holdings booked at amortized cost

Other	164	164

Total	164	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	2,201,676	2,352,026
BCRA Notes (NOBAC)	—,—	1,095,946

Total	2,201,676	3,447,972

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	55,329	24,619
HF Pesos Plus – Clase I Investment Fund	6,751	—,—
FBA Renta Pesos Investment Fund	4,583	3,039
Other	1,452	897

Total	68,115	28,555

- Allowances	(188)	(184)

Total	4,101,846	5,565,029

b) LOANS – Other

Fixed-rate financial loans	2,665,151	2,640,216
Loans granted to pre-finance and finance exports	1,756,680	3,003,322
Loans for productive investments	212,396	—,—
Financial loans to foreign institutions	113,279	70,704
Other	174,184	115,364

Total	4,921,690	5,829,606

	12-31-2012	12-31-2011

c) OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS – Other receivables covered by debtor classification regulations

Fees receivable	122,346	96,159
Other	17,872	12,726

Total	140,218	108,885

d) INVESTMENTS IN OTHER COMPANIES – Other

In companies-supplementary activities	27,450	24,597
In other companies- unlisted	20,045	45,876

Total	47,495	70,473

e) OTHER RECEIVABLES – Other

Guarantee deposits	290,105	201,904
Tax prepayments	272,860	121,481
Miscellaneous receivables	211,222	234,533
Loans to personnel	188,260	178,256
Prepayments	163,941	110,886
Other	8,612	14,602

Total	1,135,000	861,662

f) OTHER SUBSIDIARIES’ ASSETS

Other related to pension fund management business	450	450

Total	450	450

g) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	757,046	547,354
Other withholdings and collections at source	418,198	261,986
Collections and other operations for the account of third parties	258,616	473,628
Money orders payable	197,243	174,928
Pending Banelco debit transactions	105,288	36,505
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (B.I.C.E)	46,520	49,324
Loans received from Interamerican Development Bank (IDB)	8,204	15,945
Social security payment orders pending settlement	7,547	4,987
Other	141,027	90,300

Total	1,939,689	1,654,957

	12-31-2012	12-31-2011

h) OTHER LIABILITIES – Other

Accrued taxes	562,448	431,534
Miscellaneous payables	476,876	324,307
Accrued salaries and payroll taxes	304,845	240,783
Amounts collected in advance	73,173	79,470
Other	1,735	2,137

Total	1,419,077	1,078,231

i) OTHER SUBSIDIARIES’ LIABILITIES

Other related pension fund management business	337	336

Total	337	336

j) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	41,951,890	35,717,602
Items in safekeeping	20,096,342	16,094,866
Checks not yet credited	2,756,890	2,567,258
Checks drawn on the Bank pending clearing	515,628	254,125
Collections items	495,183	400,241
Other	111,934	96,100

Total	65,927,867	55,130,192

k) SERVICE CHARGE INCOME - Other

Commissions for hiring of insurances	250,370	176,920
Rental of safe-deposit boxes	95,095	75,798
Commissions for loans and guaranties	82,044	59,365
Commissions for transportations of values	17,250	14,807
Commissions for escrow	10,348	10,880
Commissions for salary payment	9,475	8,759
Commissions for capital market transactions	7,622	16,580
Commissions for trust management	1,378	1,527
Other	74,421	58,043

Total	548,003	422,679

l) SERVICE CHARGE EXPENSE - Other

Turn-over tax	158,976	119,349
Insurance paid on lease transactions	35,614	21,042
Other	20,718	12,892

Total	215,308	153,283

	12-31-2012	12-31-2011

m) OTHER INCOME – Other

Deferred income tax (1)	147,300	47,300
Gain from the sale of premises and equipment and other assets	43,578	2,150
Related parties expenses recovery	17,451	13,620
Income from the Credit Card Guarantee Fund	16,559	9,996
Rent	1,432	677
Tax recovery	—,—	18,166
Others	35,910	42,374

Total	262,230	134,283

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish-See note 20 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2012	12-31-2011

COMMERCIAL PORTFOLIO

Normal performance	16,291,376	13,840,259

Preferred collaterals and counter guaranty “A”	493,035	367,394
Other collaterals and counter guaranty “B”	367,656	314,204
Without senior security or counter guaranty	15,430,685	13,158,661

With special follow-up	9,700	15,934

Under to an observation
Without senior security or counter guaranty	9,700	15,934

With high risk of uncollectibility	13,814	3,896

Other collaterals and counter guaranty “B”	525	—,—
Without senior security or counter guaranty	13,289	3,896

Uncollectible	3,234	1,552

Without senior security or counter guaranty	3,234	1,552

Total	16,318,124	13,861,641

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2012 AND 2011

(Translation of financial statements originally issued in Spanish-See note 20 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2012	12-31-2011

CONSUMER AND HOUSING PORTFOLIO

Normal performance	14,220,071	10,426,160

Preferred collaterals and counter guaranty “A”	17,663	10,046
Other collaterals and counter guaranty “B”	2,973,466	1,822,317
Without senior security or counter guaranty	11,228,942	8,593,797

Low risk	168,524	86,230

Preferred collaterals and counter guaranty “A”	273	108
Other collaterals and counter guaranty “B”	59,976	26,253
Without senior security or counter guaranty	108,275	59,869

Medium risk	97,866	55,396

Other collaterals and counter guaranty “B”	16,776	7,099
Without senior security or counter guaranty	81,090	48,297

High risk	63,049	38,180

Other collaterals and counter guaranty “B”	23,852	5,794
Without senior security or counter guaranty	39,197	32,386

Uncollectible	17,145	11,767

Other collaterals and counter guaranty “B”	8,877	6,457
Without senior security or counter guaranty	8,268	5,310

Uncollectible, classified as such under regulatory requirements	163	168

Other collaterals and counter guaranty “B”	50	82
Without senior security or counter guaranty	113	86

Total	14,566,818	10,617,901

General Total (1)	30,884,942	24,479,542

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds and Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

PROPOSED DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

-Stated in thousands of pesos-

UNAPPROPIATED EARNINGS	1,263,679

To the Legal reserve (20% over 1,263,679)	(252,736)

SUBTOTAL 1	1,010,943

Adjustments (paragraph 2.1 as per the “Earnings distribution” provisions’ unified text )	—,—

SUBTOTAL 2	1,010,943

BALANCE AVAILABLE FOR DISTRIBUTION	—,—	(1)

(1)	Pursuant to currently applicable rules and regulations see Note 14 to the stand-alone financial statements of BBVA Francés.

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to audit

We have audited:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of December 31, 2012 and the related statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 20 (notes 2 and 4 present a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2012 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 7 and the supplemental Exhibit 1.

The financial statements (both the stand-alone and the consolidated financial statements) and certain related supplemental information referred to above are presented for comparative purposes with the financial statements and supplemental information for the year ended December 31, 2011.

The Bank’s Board of Directors is responsible for the preparation and fair presentation of the financial statements in conformity with applicable accounting standards. It is also responsible for the existence of internal control considered necessary to enable the presentation of financial statements free from material misstatement, whether due to errors or omissions or to irregularities. Our responsibility is to express an opinion on such financial statements based on our audits carried out pursuant to the scope of work outlined in caption 2 of this report.

2.	Scope of our work

We conducted our audit in accordance with the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Opinion

In our opinion, the stand-alone ant the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA Francés as of December 31, 2012, and the results of its operations, changes in its stockholders’ equity and its flows of cash and cash equivalents for the fiscal year then ended, in accordance with the accounting standards established by B.C.R.A. and, except for the effects of the matter indicated in caption 3, in conformity with the accounting principles generally accepted in Argentina.

Our Independent Auditors’ Report on the stand-alone and the consolidated financial statements for the year ended December 31, 2011, whose figures are presented for comparative proposes and relate to those included in the financial statements corresponding to such fiscal year, was issued on February 9, 2012 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 20 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 7, 2013.

ROXANA M. FIASCHE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: February 19, 2013	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer